1111 Pennsylvania Avenue NW	Morgan, Lewis
Washington, DC 20004	& Bockius LLP
202.739.3000	Counselors at Law
Fax: 202.739.3001

Alexandra C. LaFrankie
202.739.5558

alafrankie@morganlewis.com

VIA EDGAR

April 2, 2008

Allison White, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                               Touchstone Variable Series Trust (File No. 333-149479) (the “Trust”)

Dear Ms. White:

This letter responds to our telephone conversation on March 10, 2008, during which you provided a number of comments regarding the Trust’s registration statement, filed with the Commission on February 29, 2008 on Form N-14 for the Trust’s Large Cap Core Equity Fund.  Each of your comments and our response to each comment is set forth below.  I note that capitalized terms in this correspondence have the same meaning as in the Form N-14. Additionally, all page numbers correlate with the 497(c) filed with the Commission on April 1, 2008.

1.  Comment:  On the second page of the Proxy/Prospectus, provide the file numbers for the documents incorporated by reference.

Response:  The Trust has revised the disclosure regarding the documents that are incorporated by reference as follows:

The following documents have been filed with the Securities and Exchange Commission (“Commission” or “SEC”) and are hereby incorporated into this Prospectus/Proxy Statement by reference:

•              the Trust’s Prospectus dated May 1, 2007, relating to each Merging Fund and Large Cap Core Equity (SEC File Nos. 033-76566 and 811-08416); and

•              the Trust’s Statement of Additional Information dated May 1, 2007 relating to each Merging Fund and Large Cap Core Equity (SEC File Nos. 033-76566 and 811-08416); and

•              the Report of the Independent Registered Public Accounting Firm and the audited financial statements included in the Annual Report to shareholders of each

Merging Fund and Large Cap Core Equity for the period ended December 31, 2007 (SEC File Nos. 033-76566 and 811-08416); and

•              the Statement of Additional Information dated March 31, 2008 relating to this Prospectus/Proxy Statement and the Reorganization.

2.  Comment:  Provide the information required by Items 5(a)(1)(iii), 5(a)(2), 6(a) and 6(e) of Form N1-A.

Response:  The Trust has added the following information with respect to each item noted below:

Item 5(a)(1)(iii)

The following disclosure has been added to page 13 of the Proxy/Prospectus under the section titled “Advisory Fees”:

A full discussion regarding the Board’s basis for approving the Trust’s Investment Advisory Agreement with Touchstone Advisors and the Investment Sub-Advisory Agreements is provided in the Trust’s annual report to shareholders for the fiscal year ended December 31, 2007.

Item 5(a)(2)

Information regarding Todd Investment Advisers, Inc., Sub-Advisor to Large Cap Core Equity, including the name of the portfolio manager, John W. White, is provided on pages 12-13 of the Proxy/Prospectus.

The Trust has added the following sentence to the disclosure regarding Mr. White:

The Trust’s SAI provides more information regarding Mr. White’s compensation, other accounts managed by Mr. White and his ownership of securities in Large Cap Core Equity.

Item 6(a)

The following disclosure has been added to page 20 of the Proxy/Prospectus after the section titled “Purchase Procedures”:

Each Fund’s share price, also called NAV, is determined as of the close of trading (normally 4:00 p.m. Eastern Time) every day the NYSE is open. Each Fund calculates its NAV per share by dividing the total value of its net assets by the number of its shares outstanding. Shares are purchased or sold at the NAV next determined after your purchase or sale order is received in proper form by Touchstone or its authorized agent.

Item 6(e)

The following disclosure has been added to page 20 of the Proxy/Prospectus after the section titled “Selling Your Shares”:

Market Timing Policy

Market timing or excessive trading in accounts that you own or control may disrupt portfolio investment strategies, may increase brokerage and administrative costs, and may negatively impact investment returns for all shareholders, including long-term shareholders who do not generate these costs.  The Funds will take reasonable steps to discourage excessive short-term trading and will not knowingly accommodate frequent purchases and redemptions of Fund shares by shareholders.  The Board has adopted the following policies and procedures with respect to market timing of the Funds by shareholders. The Funds will monitor selected trades on a daily basis in an effort to deter excessive short-term trading. If a Fund has reason to believe that a shareholder has engaged in excessive short-term trading, the Fund may ask the shareholder to stop such activities or restrict or refuse to process purchases or exchanges in the shareholder’s accounts. While the Fund cannot assure the prevention of all excessive trading and market timing, by making these judgments the Fund believes it is acting in a manner that is in the best interests of its shareholders.  However, because the Funds cannot prevent all market timing, shareholders may be subject to the risks described above.

Generally, a shareholder may be considered a market timer if he or she has (i) requested an exchange or redemption out of any of the Touchstone Funds within 2 weeks of an earlier purchase or exchange request out of any Touchstone Fund, or (ii) made more than 2 “round-trip” exchanges within a rolling 90 day period. A “round-trip” exchange occurs when a shareholder exchanges from one Touchstone Fund to another Touchstone Fund and back to the original Touchstone Fund. If a shareholder exceeds these limits the Funds may restrict or suspend that shareholder’s exchange privileges and subsequent exchange requests during the suspension will not be processed. The Funds may also restrict or refuse to process purchases by the shareholder. The Funds’ exchange limits and excessive trading policies generally do not apply to purchases and redemptions of money market funds (except in the case of an exchange request into a Touchstone non-money market fund), exchanges between money market funds and systematic purchases and redemptions.

The Trust expects the insurance company separate accounts that invest in the Funds to have in place policies and procedures reasonably designed to deter market timing in the separate accounts by contract or policy holders.

Separate accounts often establish omnibus accounts in the Funds for their contract or policy holders through which transactions are placed. In accordance with Rule 22c-2 under the 1940 Act, the Funds have entered into information sharing agreements with the insurance companies that use the Funds as underlying investment vehicles for their separate accounts. Under these agreements, an insurance company is obligated to: (1) adopt and enforce during the term of the agreement, a market-timing policy, the terms of which are acceptable to the Funds; (2) furnish the Funds, upon their request, with information regarding contract or policy holder trading activities in shares of the Funds; and (3) enforce its market-timing policy with respect to contract or policy holders identified by the Funds as having engaged in market timing. When information regarding transactions in the Funds’ shares is requested by a Fund and such information is in the possession of a person that is itself a financial intermediary to an insurance company (an “indirect intermediary”), any insurance company with whom the Funds have an information sharing agreement is obligated to obtain transaction information from the indirect intermediary or, if directed by the Funds, to restrict or prohibit the indirect intermediary from purchasing shares of the Funds on behalf of contract or policy holders or any other persons.

Investors in the Funds should be aware that the right of an owner of a variable insurance product to transfer among sub-accounts is governed by a contract between the insurance company and the owner. Many of these contracts do not limit the number of transfers that a contract owner may make among the underlying funds. The terms of these contracts, the presence of financial intermediaries (including the insurance companies) between the Funds and the contract and policy holders and other factors such as state insurance laws may limit a Fund’s ability to deter market timing. Multiple tiers of such financial intermediaries may further compound the Fund’s difficulty in deterring such market timing activities.

The Funds apply these policies and procedures uniformly to all investors believed to be engaged in market timing or excessive trading. The Funds have no arrangements to permit any investor to trade frequently in shares of the Funds, nor will they enter into any such arrangements in the future.

3.  Comment:  In the chart titled “Annual Fund Operating Expenses” on page 8 of the Proxy/Prospectus, delete the line item titled “Net Total Operating Expenses” so that the only Net Total Operating Fees shown include AFFE.

Response:  The Trust has deleted this line item from the chart on page 8.

4.  Comment:  With respect to footnote 3 to the chart titled “Annual Fund Operating Expenses” on page 8 of the Proxy/Prospectus, the Commission’s policy to permit only contractual fee waivers that are for a year or more from the date of the prospectus.  Please delete footnote 3.

Response:  The Advisor has contractually agreed to extend the current Expense Limitation to May 1, 2009.  The Trust has modified footnote 3 to reflect this information.

5.  Comment:  With respect to the pro forma information provided in the Annual Fund Operating Expenses on page 8 and the Examples of Fund Expenses on page 9 of the Proxy/Prospectus include each possible combination of the Reorganization in the event one or more Reorganizations are not approved by shareholders.

Response:  It was determined that the pro forma annual fund operating expenses and consequently, the examples of fund expenses would not change regardless of the combination of one, two or all three of the Reorganizations.  Accordingly, in lieu of depicting each combination of the Reorganization and pursuant to an agreement with Tony Burak of the Commission, the Trust is modifying the disclosure above the Annual fund Operating Expenses as follows:

The pro forma expenses for Large Cap Core Equity as set forth below are based on what the estimated expenses of the Fund would have been as of December 31, 2007 if the Reorganization of all three Merging Funds had taken place as of that date.  Any single Reorganization of a Merging Fund is not contingent upon shareholder approval of the other two Reorganizations.  Accordingly, depending on which of the three different Reorganizations are approved by shareholders, different combinations of the Reorganizations may result.  The pro forma expenses for Large Cap Core Equity would be the same as those set forth below regardless of whether any one, any combination or all three of the Reorganizations of the Merging Funds takes place.

6.  Comment:  In the Question and Answers Relating to the Reorganization section, disclose any material repositioning costs of the Reorganization in response to the question “Will I incur any transaction costs as a result of the Reorganization?”

Response:  The Trust has revised the Answer to this Question as follows:

No. Shareholders will not incur any transaction costs (e.g. sales charges or redemption fees) as a result of the Reorganization. The Advisor will bear the direct costs associated with the Reorganization.  However, each Merging Fund will bear the indirect costs of brokerage commissions to the extent it buys or sells portfolio securities in anticipation of the Reorganization.

7.  Comment:  On pages 6-7, arrange the risks of the Funds to make it clearer to shareholders which risks apply to each of the Funds.

Response:  The Trust has added captions above the risks to distinguish which risks apply to which Funds.

8.  Comment:  Explain why the Trust believes that Large Cap Core Equity has investment objectives and strategies that are comparable to each Merging Fund.

Response:  The Trust believes that the investment objectives of each Merging Fund and Large Cap Core Equity Fund are similar as each Fund can be characterized as “large cap core equity” funds.  Each Fund’s investment goal is to seek a long-term increase in the value of Fund shares, which, for the Growth and Income and Value Plus Funds is the stated primary investment goal and for the Capital Appreciation and Large Core Equity Funds is stated as long-term capital appreciation.  Each of the Capital Appreciation, Value Plus and Large Cap Core Equity Funds invest in large cap common stocks to achieve their investment goals.  The Growth & Income Fund may also invest in dividend paying large cap common stocks to achieve its primary investment goal.

9.  Comment:  In the Average Annual Total Returns chart on page 11 of the Proxy/Prospectus, provide the inception date of the Value Plus Fund.

Response:  The Trust has modified footnote 1 as follows:

(1) Returns shown for Growth & Income, Large Cap Core Equity and Value Plus are since each Fund’s inception on January 1, 1999, May 1, 1999 and May 1, 1998, respectively.

10.  Comment:  In the Pro Forma Capitalization table on page 20 of the Proxy/Prospectus, modify the chart to show the adjustment made to the number of shares outstanding to provide the pro forma amount of shares outstanding.  In addition, include each possible combination of the reorganization in the event one or more reorganizations are not approved by shareholders.

Response:   As per Tony Burack of the Commission, the Trust has added three additional charts to show each Merging Fund’s pro forma capitalization in the event that only one Reorganization is approved.  In addition, each pro forma capitalization chart has been modified to include a column to reflect the adjustment made to the pro forma shares outstanding.

11.  Comment:  On page 24 of the Prospectus/Proxy Statement under “Voting Information Concerning the Meeting,” disclose the risk that due to echo voting, it is possible that a small number of shareholders will determine whether or not the reorganizations should be approved.

Response:  The Trust has added the following disclosure to the section titled “Voting Information Concerning the Meeting”:

The Trust serves as an investment vehicle through which insurance separate accounts invest in each Merging Fund.  Contract holders who select a Merging Fund for investment through an insurance contract have a beneficial interest in that Merging Fund, but do not directly invest in or hold shares of the Merging Fund.  The insurance companies, on behalf of the separate accounts, are the actual shareholders of the applicable Merging Fund but generally will vote their shares in accordance with instructions provided by contract holders.  Contract holders therefore have the right to instruct the insurance company on how to vote their interests with respect to each Reorganization.  An insurance company will vote the shares of a Merging Fund held in its name for the separate accounts as directed by its contract holders.  This Prospectus / Proxy Statement is being mailed to contract holders to solicit instructions for voting shares of each Merging Fund.

In the event that one or more contract holders investing in a Merging Fund fails to provide the insurance company with voting instructions, the insurance company will vote the shares attributable to such contract holder(s) (for, against or abstaining) in the same proportions as all shares for which instructions have been received from other contract holders investing through those separate accounts.  Accordingly, it is possible that one or more Reorganizations will be consummated on the vote of a small number of Merging Fund shareholders.

The Trust will employ echo voting to reflect the instructions of contract holders actually received regardless of the percentage of contract holders that provide voting instructions.  If an authorization card is returned by a contract holder without indicating a voting instruction, the insurance company will vote those shares FOR the applicable Reorganization.

12.  Comment:  State whether or not the Trust intends to file a tax opinion from its legal counsel in connection with the reorganizations.

Response:  The Trust will not be filing a tax opinion from its legal counsel.

13.  Comment:  Provide the introduction required by Article 11-02-B2 of Regulation S-X to the pro forma financial statements.

Response:  The Trust has added the following disclosure:

Introductory Note to Pro Forma Financial Information

The following unaudited pro forma information gives effect to the proposed transfer of the assets and liabilities of the Merging Funds to the Large Cap Core Equity, accounted for as if each transfer had occurred as of December 31, 2007.  In addition, each pro-forma combined statement has been prepared based upon the proposed fee and expense structure of the Large Cap Core Equity Fund.

The pro forma financial information should be read in conjunction with the historical financial statements and notes thereto of the Merging Funds and Large Cap Core Equity incorporated herein by reference in this Statement of Additional Information.

14.  Comment:  Confirm that, as of December 31, 2007, all of the portfolio securities of the Merging Funds comply with the investment restrictions of the Large Cap Core Equity Fund.  If this is not true, please indicate in the schedule of investments which of the securities have been sold.

Response:  The Trust has revised the schedule investments to reflect the adjustments that would be made as of the date of the Reorganization.

15.  Comment:  Provide the Tandy representation to the Commission.

Response:  The Trust has authorized the undersigned to make the following representations on behalf of the Trust:

(i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement;

(ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and

(iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

*              *              *              *              *

Please do not hesitate to contact me with any questions or comments at 202.739.5558.

Sincerely,

/s/ Alexandra C. LaFrankie

Alexandra C. LaFrankie, Esq.

cc:	Greg Harris, Touchstone Advisors, Inc.
John M. Ford, Esq.